EXHIBIT 2.2

WARRANT PURCHASE AGREEMENT

This WARRANT PURCHASE AGREEMENT (this “Agreement”) dated the 13th day of October, 2011 by and between GeneLink, Inc., a Pennsylvania corporation (“GeneLink”), with its principal business address at 317 Wekiva Springs Road, Suite 200, Longwood, FL 32779 and Gene Elite LLC, a Delaware limited liability company (“Gene Elite”), with a principal business address at 1481 North Ocean Boulevard, Pompano Beach, FL 33082.

BACKGROUND

GeneLink and Gene Elite are parties to a License and Distribution Agreement (the “LDA”), entered into as of the date of this Agreement, pursuant to which GeneLink has licensed to Gene Elite certain of its intellectual property and other proprietary rights in the direct sales, athletic formula and multi-level marketing channels.  In connection with the execution and delivery of the LDA, Gene Elite made an Up Front Payment of $1,000,000 as specified in the LDA and is further obligated to pay a Remaining Licensing Fee of $500,000 as specified in the LDA.

As partial consideration for Gene Elite entering into the LDA, to facilitate the alignment of interests between GeneLink, GeneLink desires to grant to Gene Elite warrants to acquire shares of common stock of GeneLink, in accordance with the terms and provisions set forth below.

NOW, THEREFORE, in consideration of the premises and mutual promises, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.           Purchase of Initial Warrants.  In exchange for Gene Elite entering into the LDA and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, GeneLink shall issue to Gene Elite or its designees warrants (the “Initial Warrants”) to acquire six million (6,000,000) shares of common stock of GeneLink at an exercise price of $0.10 per share and two million (2,000,000) shares of Common Stock at an exercise price of $0.45 per share , which Initial Warrants shall have an exercise period of five (5) years from the date of issuance, subject to the provisions of Section 3 below, shall provide for “cashless” exercise rights for 50% of such Initial Warrants and shall be in the forms attached here to as Exhibits A, B, C and D.

2.           Performance Warrants.  In addition to the Initial Warrants being purchased in Section 1 above, GeneLink shall issue to Gene Elite or its designees, the following warrants (“Performance Warrants” and together with the Initial Warrants, the “Warrants”):

a.
2,000,000 warrants when the aggregate customer orders of Gene Elite and its sublicensee(s) produces orders for core customized nutrition products or core customized skin care products for at least 17,500 customers of GeneLink customized product for each of three consecutive months, which warrants shall have an exercise period of five (5) years from the date of issuance, subject to the provisions of Section 3 below.

b.
2,000,000 additional warrants when the aggregate customer orders of Gene Elite and its sublicensee(s) produces orders for core customized nutrition products or core customized skin care products for at least 35,000 customers of GeneLink customized product for each of three consecutive months, which warrants shall have an exercise period of five (5) years from the date of issuance, subject to the provisions of Section 3 below.

c.
2,000,000 additional warrants when  the aggregate customer orders of Gene Elite and its sublicensee(s) produces orders for core customized nutrition products or core customized skin care products for at least 57,500 customers of GeneLink customized product for each of three consecutive months, which warrants shall have an exercise period of five (5) years from the date of issuance, subject to the provisions of Section 3 below, .

d.
All Performance Warrants shall have an exercise price of $0.20 per share and 50% of such Performance Warrants shall provide for cashless exercise rights.  The forms of Performance Warrants shall be attached as Exhibits E and F hereto.

3.           Exercise Provision.

a.
With respect to 4,000,000 of the Initial Warrants (3,000,000 of the $.10 Warrants and 1,000,000 of the $.45 Warrants) and with respect to 1,000,000 of the warrants to be issued under each tranche of Performance Warrants in Sections 2(a), (b) and (c), a holder shall have the right to pay the exercise price through a “cashless exercise".

b.
With respect to the remaining Initial Warrants and remaining Performance Warrants, notwithstanding anything in Section 1 and Section 2 to the contrary, GeneLink shall be entitled to give the holder of a Warrant an exercise notice (the “Termination Notice”) within five (5) business days after any day on which after the closing price of the Company’s Common Stock exceeds (i) $.25 for Warrants with a $.10 exercise price, (ii) $.35 for Warrants with a $.20 exercise price (subject to having met specified performance criteria) and (iii) $.60 for Warrants with a $.45 exercise price in each case (each, a "Stock Price Threshold").  If a holder of a Warrant subject to a Termination Notice does not exercise the Warrant within thirty (30) days after the date of such Termination Notice, the Warrant shall expire and terminate.

c.	If the Stock Purchase Agreement between GeneLink and Capsalus Corp. dated as of the date of this Agreement (the “Stock Purchase Agreement”) is terminated pursuant to:

(i)	Section 7.1(a) thereof, all warrants shall be disposed of by mutual consent of Gene Elite and GeneLink;

(ii)
Section 7.1(b) or Section 7.1(e) thereof, Gene Elite shall retain the Initial Warrants and forfeit any rights to the Performance Warrants, except that no further “cashless” exercises shall be permitted;

(iii)
Section 7.1(c) or Section 7.1(d) thereof, all of the Initial Warrants and all of the Performance Warrants shall vest in full and shall continue to be exercisable until their respective expiration dates, except that no performance standard need be met and no further “cashless” exercises shall be permitted; or

(iv)	Section 7.1(f) thereof, all warrants, including the Initial Warrants and the Performance Warrants, shall be cancelled.

4.           Right to Invest in Private Offering.  Gene Elite or its designee shall have the right, for a period commencing on the date of this Agreement and ending on the earlier of (a) the termination of the Stock Purchase Agreement or (b) ten (10) business days after the closing of the transactions contemplated by the Stock Purchase Agreement, to invest up to $700,000 in GeneLink’s current private offering of securities.

5.           Representations and Warranties of GeneLink

GeneLink represents and warrants to Gene Elite that:

a.
Organization and Qualification.  GeneLink is a corporation duly organized, validly existing and subsisting under the laws of Pennsylvania, and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted.

b.
Authorization; Enforcement; Validity.  (i) GeneLink has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Warrants, and each of the other agreements entered into by the parties (collectively, the “Transaction Documents”), and to issue the Warrants and the underlying Warrant Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by GeneLink and the consummation by it of the transactions contemplated hereby and thereby, and the reservation for issuance and the issuance of the Warrant Shares, have been duly authorized by GeneLink’s Board of Directors, do not conflict with GeneLink’s Articles of Incorporation or Bylaws, and do not require further consent or authorization is required by GeneLink, its Board of Directors or its shareholders and (iii) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of GeneLink, shall constitute, the valid and binding obligations of GeneLink enforceable against GeneLink in accordance with their terms.

c.
Issuance of Securities.  The Warrants and the Warrant Shares have been duly authorized and, upon issuance of the Warrant Shares in accordance with the terms of the Warrants, the Warrant Shares shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issue thereof.

d.
No Conflicts.  The execution, delivery and performance of the Transaction Documents by GeneLink and the consummation by GeneLink of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Incorporation or Bylaws of GeneLink, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which GeneLink is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) or by which any property or asset of GeneLink is bound or affected or permit any party to exercise preemptive rights.

6.           Miscellaneous Provisions.

a.
This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supercedes all prior and contemporaneous arrangements or understandings with respect thereto.

b.
This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same agreement.

c.
This Agreement and the rights and remedies of the parties with respect hereto and in all matters arising directly or indirectly herefrom shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without respect to the conflicts of laws provisions thereof.

d.
Each of the parties hereto hereby irrevocably consents and submits to the sole exclusive personal jurisdiction and venue of the state and federal courts in and for New York County, New York in connection with any proceeding directly or indirectly arising out of or related to this Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date set forth above.

GENELINK, INC.

By:	/s/ Bernard L. Kasten, Jr., M.D.
Name: Bernard L. Kasten, Jr., M.D.
Title: Chief Executive Officer

GENE ELITE LLC

By:	/s/ Gilbert J. Peter
Name: Gilbert J. Peter
Title: Managing Director